# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bitdeer Technologies Group, CIK 0001899123
CUSIP: G11448100
Title of class of securities: Class A ordinary shares, par value US$0.0000001
Address of issuer's principal executive offices: 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore, Singapore (U0), 339509
Date of event which requires filing of this statement: 05/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001103882

## Reporting persons
- Sunrise Partners Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,184,369; sole dispositive power 0; shared dispositive power 18,184,369; aggregate amount beneficially owned 18,184,369 (9% of the class)
  Comment: Amounts reported in Rows (6), (8), and (9) include 18,075,400 Class A ordinary shares that the Reporting Persons have the right to acquire within 60 days upon exercise of long call options. Percent of class represented by amount in Row (11) is based on 201,291,256 Class A ordinary shares outstanding, which is the sum of (i) 191,152,162 Class A ordinary shares outstanding as of December 31, 2025, and (ii) an aggregate 10,139,094 Class A ordinary shares that became outstanding after December 31, 2025, and through April 30, 2026, each as reported in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on April 30, 2026.
- Paloma International L.P.: type of reporting person: partnership (PN), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,184,369; sole dispositive power 0; shared dispositive power 18,184,369; aggregate amount beneficially owned 18,184,369 (9% of the class)
  Comment: Amounts reported in Rows (6), (8) and (9) include 18,075,400 Class A ordinary shares that the Reporting Persons have the right to acquire within 60 days upon exercise of long call options. Percent of class represented by amount in Row (11) is based on 201,291,256 Class A ordinary shares outstanding, which is the sum of (i) 191,152,162 Class A ordinary shares outstanding as of December 31, 2025, and (ii) an aggregate 10,139,094 Class A ordinary shares that became outstanding after December 31, 2025, and through April 30, 2026, each as reported in the Issuer's annual report on Form 20-F filed with the SEC on April 30, 2026.
- Paloma Partners Management Co: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,184,369; sole dispositive power 0; shared dispositive power 18,184,369; aggregate amount beneficially owned 18,184,369 (9% of the class)
  Comment: Amounts reported in Rows (6), (8) and (9) include 18,075,400 Class A ordinary shares that the Reporting Persons have the right to acquire within 60 days upon exercise of long call options. Percent of class represented by amount in Row (11) is based on 201,291,256 Class A ordinary shares outstanding, which is the sum of (i) 191,152,162 Class A ordinary shares outstanding as of December 31, 2025, and (ii) an aggregate 10,139,094 Class A ordinary shares that became outstanding after December 31, 2025, and through April 30, 2026, each as reported in the Issuer's annual report on Form 20-F filed with the SEC on April 30, 2026.
- Paloma Partners Advisors LP: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,184,369; sole dispositive power 0; shared dispositive power 18,184,369; aggregate amount beneficially owned 18,184,369 (9% of the class)
  Comment: Amounts reported in Rows (6), (8) and (9) include 18,075,400 Class A ordinary shares that the Reporting Persons have the right to acquire within 60 days upon exercise of long call options. Percent of class represented by amount in Row (11) is based on 201,291,256 Class A ordinary shares outstanding, which is the sum of (i) 191,152,162 Class A ordinary shares outstanding as of December 31, 2025, and (ii) an aggregate 10,139,094 Class A ordinary shares that became outstanding after December 31, 2025, and through April 30, 2026, each as reported in the Issuer's annual report on Form 20-F filed with the SEC on April 30, 2026.
- Paloma Partners Advisors, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,184,369; sole dispositive power 0; shared dispositive power 18,184,369; aggregate amount beneficially owned 18,184,369 (9% of the class)
  Comment: Amounts reported in Rows (6), (8) and (9) include 18,075,400 Class A ordinary shares that the Reporting Persons have the right to acquire within 60 days upon exercise of long call options. Percent of class represented by amount in Row (11) is based on 201,291,256 Class A ordinary shares outstanding, which is the sum of (i) 191,152,162 Class A ordinary shares outstanding as of December 31, 2025, and (ii) an aggregate 10,139,094 Class A ordinary shares that became outstanding after December 31, 2025, and through April 30, 2026, each as reported in the Issuer's annual report on Form 20-F filed with the SEC on April 30, 2026.
- S. Donald Sussman: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,184,369; sole dispositive power 0; shared dispositive power 18,184,369; aggregate amount beneficially owned 18,184,369 (9% of the class)
  Comment: Amounts reported in Rows (6), (8) and (9) include 18,075,400 Class A ordinary shares that the Reporting Persons have the right to acquire within 60 days upon exercise of long call options. Percent of class represented by amount in Row (11) is based on 201,291,256 Class A ordinary shares outstanding, which is the sum of (i) 191,152,162 Class A ordinary shares outstanding as of December 31, 2025, and (ii) an aggregate 10,139,094 Class A ordinary shares that became outstanding after December 31, 2025, and through April 30, 2026, each as reported in the Issuer's annual report on Form 20-F filed with the SEC on April 30, 2026.

## Item 1. Issuer
Name of issuer: Bitdeer Technologies Group
Address of issuer's principal executive offices: 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore 339509

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following persons (each, a "Reporting Person" and together, the "Reporting Persons"):

Sunrise Partners Limited Partnership;
Paloma International L.P.;
Paloma Partners Management Company;
Paloma Partners Advisors LP;
Paloma Partners Advisors, Inc.; and
S. Donald Sussman.
Address of principal business office or, if none, residence:
Sunrise Partners Limited Partnership
Maples Corporate Services Limited
P.O. Box 309
Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Paloma International L.P.
Maples Corporate Services Limited
P.O. Box 309
Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Paloma Partners Management Company
Two American Lane
Greenwich, CT 06836

Paloma Partners Advisors LP
888 E. Las Olas Blvd.
Ft. Lauderdale, FL 33301

Paloma Partners Advisors, Inc.
c/o Paloma Partners Advisors LP
888 E. Las Olas Blvd.
Ft. Lauderdale, FL 33301

S. Donald Sussman
c/o Paloma Partners Advisors LP
888 E. Las Olas Blvd.
Ft. Lauderdale, FL 33301
Citizenship:
Sunrise Partners Limited Partnership - Cayman Islands
Paloma International L.P. - Cayman Islands
Paloma Partners Management Company - Delaware
Paloma Partners Advisors LP - Delaware
Paloma Partners Advisors, Inc. - Delaware
S. Donald Sussman - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of May 28, 2026, the Reporting Persons may have been deemed the beneficial owners of 12,861,001 Class A ordinary shares. This amount consisted of (i) 92,001 Class A ordinary shares and (ii) 12,769,000 Class A ordinary shares the Reporting Persons had the right to acquire within sixty days upon exercise of long call options.

As of June 17, 2026, the Reporting Persons may be deemed the beneficial owners of 18,184,369 Class A ordinary shares. This amount consists of (i) 108,969 Class A ordinary shares and (ii) 18,075,400 Class A ordinary shares the Reporting Persons have the right to acquire within sixty days upon exercise of long call options.
Percent of class:
As of May 28, 2026, the Reporting Persons may have been deemed to beneficially own approximately 6.4% of the Class A ordinary shares outstanding.

As of June 17, 2026, the Reporting Persons may be deemed to beneficially own approximately 9% of the Class A ordinary shares outstanding.

The foregoing percentages are based on 201,291,256 Class A ordinary shares outstanding, which is the sum of (i) 191,152,162 Class A ordinary shares outstanding as of December 31, 2025, and (ii) an aggregate 10,139,094 Class A ordinary shares that became outstanding after December 31, 2025, and through April 30, 2026, each as reported in the Issuer's annual report on Form 20-F filed with the SEC on April 30, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 18,184,369
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 18,184,369

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Sunrise Partners Limited Partnership: /s/ David Friedman, David Friedman, GC & Chief Compliance Officer of Paloma Partners Management Company, general partner of Paloma International L.P., parent holder (06/18/2026)
- Paloma International L.P.: /s/ David Friedman, David Friedman, GC & Chief Compliance Officer of Paloma Partners Management Company, general partner (06/18/2026)
- Paloma Partners Management Co: /s/ David Friedman, David Friedman, GC & Chief Compliance Officer (06/18/2026)
- Paloma Partners Advisors LP: /s/ S. Donald Sussman, S. Donald Sussman, President, Paloma Partners Advisors, Inc., general partner (06/18/2026)
- Paloma Partners Advisors, Inc.: /s/ S. Donald Sussman, S. Donald Sussman, President (06/18/2026)
- S. Donald Sussman: /s/ S. Donald Sussman, S. Donald Sussman (06/18/2026)